Exhibit T3A.78

STATE OF DELAWARE
 SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:00 PM 02/13/2003
030098286 - 3625793

CERTIFICATE OF FORMATION OF

UR of Virginia Beach VA, LLC

ARTICLE I

NAME

The name of the Limited Liability Company is UR of Virginia Beach VA, LLC (the “LLC”).

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person, George W, Herz II, has executed this Certificate of Formation of UR of Virginia Beach VA, LLC this 13th day of February, 2003 in accordance with the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

/s/ George W. Herz II
George W. Herz II
Authorized Person